[SN Letterhead]

November 1, 2007

VIA EDGAR

Kathleen Krebs, Esq.

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprint Nextel Corporation (File No. 1-04721)

Definitive Schedule 14A Filed April 9, 2007

Dear Ms. Krebs:

Reference is made to the letter, dated August 21, 2007, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced definitive Schedule 14A. This letter repeats each of the comments in the Staff’s letter in bolded typeface followed by responses prepared by management of Sprint Nextel Corporation (the “Company” or “we”) together with our legal representatives and compensation consultants.

Executive Compensation, page 23

Compensation Discussion and Analysis, page 23

Overview of Compensation Philosophy and Program, page 23

1.	So that investors may understand how you used benchmarking information in determining annual executive compensation, please expand your description of the “compensation analyses of telecommunications and high-technology companies conducted by third parties.” As part of your expanded discussion, ensure that you have identified each company that you considered for benchmarking purposes. Also discuss how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation.

COMPANY RESPONSE: The Human Capital and Compensation Committee of our Board of Directors (“HC&CC”) compared compensation levels recommended for each of our named executive officers with the median and 75th percentile levels of compensation from two sets of benchmarking data.

The first set of benchmarking data was based on a review of compensation information from proxy statements filed with the Commission for named executive officers of our peer group companies, which are listed on page 23 of our 2007 proxy statement. Our compensation consultant determined a median and 75th percentile compensation level for each element of compensation of each of the named executive officers from each of these companies. We compared this data to the elements of compensation for each of our named executive officers. When possible, the compensation consultant used the compensation of a peer group named executive officer with the same title or function as each of our named executive officers. In some cases, the titles of the named executive officers of our peer group companies do not closely match the titles of our named executive officers. In these situations, the compensation consultant used the hierarchical pay compensation information of the executive officer with the same ranking in the peer group company’s proxy statement. For example, the compensation of our third highest paid named executive officer would be compared with the compensation of the third highest executive officer of the applicable peer group company. Because the data used in this analysis was based on compensation paid two years previously, the compensation amounts were adjusted for the estimated increase in the cost of labor for comparability to the compensation recommended for the current year.

The second set of benchmarking data was based on a review of market data obtained through a survey of telecommunications and high-technology companies conducted and provided by Towers Perrin. The Towers Perrin survey provides information on compensation from companies that elect to participate in their surveys and aggregates the data of the participating telecommunications and high-technology companies.

Not all companies in our peer group referenced above participate in the Towers Perrin survey. The companies included in the 2006 market survey were Accenture Ltd., AT&T Inc., BellSouth Corporation, Cingular Wireless LLC, Cox Communications, Inc., Electronic Data Systems Corporation, Hewlett-Packard Company, Lucent Technologies Inc., Motorola, Inc., Nextel Communications Inc., Nortel Networks Corporation, Qwest Communications International Inc., SBC Communications Inc., Time Warner Inc. and Verizon Communications Inc. For 2007 compensation decisions, the only changes to these companies were the elimination of Nextel and SBC (now known as AT&T), each of which had been acquired.

This Towers Perrin survey data included the median and 75th percentile compensation level for each element of compensation for key executive positions from this group of companies. Where titles of our named executive officers do not match those of the officers of this composite group, we used the compensation for a position with a similar job function for purposes of our analysis. Because the data used in this analysis was based on compensation paid for the prior year, the compensation amounts were adjusted for the estimated increase in the cost of labor for comparability to the recommended compensation for the current year.

We will include additional discussion regarding these benchmarking analyses in the Compensation Discussion and Analysis section of our 2008 proxy statement consistent with the additional information that we have provided above in response to your comment.

Use of Compensation Consultants and Management Involvement, page 24

2.	Please discuss in more detail the role of your compensation consultant in your compensation processes and decisions, including, among other things, more disclosure regarding the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

COMPANY RESPONSE: The HC&CC has retained Frederic W. Cook & Co., Inc. as its independent compensation consultant. Frederic W. Cook & Co., Inc. provides no services to the Company other than executive and director compensation advisory services and works with management only at the express request and under the direction of the HC&CC. At the direction of the HC&CC, Frederic W. Cook & Co., Inc., reviewed and advised the HC&CC on the appropriateness of our compensation programs, including our incentive and equity-based compensation plans, retention incentives, and any proposed employment agreements, as these matters came up during the year. At the request of the HC&CC, the compensation consultant reviews compensation for our named executive officers, provides recommendations on new compensation plans, programs and arrangements, assists with the design and drafting, and provides an opinion on the reasonableness of such plans, programs or arrangements. The compensation consultant attends HC&CC meetings at the HC&CC’s request and is available to provide guidance to the HC&CC on a variety of compensation issues as they arise. The primary point of contact at Frederic W. Cook & Co., Inc. and the chair of the HC&CC are in frequent communication with each other, and the consultant frequently interacts with HC&CC members independently of management.

The HC&CC directed our compensation consultant to prepare the benchmarking data described in response to Comment 1 above with regard to the peer group companies listed on page 23 of our 2007 proxy statement. In addition, the HC&CC’s compensation consultant reviews the appropriateness of the market data from the Towers Perrin survey, and our process for determining, and the decisions made with respect to, comparisons of our named executive officers and those of the officers of the peer group and survey companies.

The HC&CC charter provides that, at least once every three years, the HC&CC will retain a compensation consultant to give a report on whether our current compensation programs and agreements provide (1) an appropriate level of compensation to principal senior officers and whether they provide sufficient retention incentive and (2) an appropriate level of compensation to the non-employee members of the board of directors.

In 2005, prior to the Sprint-Nextel merger, Deloitte Consulting LLP assisted the HC&CC by providing analysis, observations and opinions on compensation arrangements for Messrs. Forsee and Lauer, including opinions on the competitiveness and appropriateness of the compensation programs to be implemented following the Sprint-Nextel merger.

We will expand our discussion of the role of our compensation consultants in our compensation processes and the directions given to them in future proxy statements consistent with the additional information that we have provided above in response to your comment.

Elements of Compensation, page 24

3.	We refer you to Securities Act Release 8732A, Section II.B.1. Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, we note the significantly higher amounts paid to Gary Forsee and Timothy Donahue as salary, stock awards, and option awards. Please supplement your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers.

COMPANY RESPONSE: The primary reason for the difference between the amounts of compensation for Gary Forsee and for other named executive officers was that Mr. Forsee’s role as President and Chief Executive Officer warranted compensation at a level comparable to the compensation of similarly situated chief executive officers in comparable companies, and Mr. Forsee’s compensation was considered appropriate to achieve Sprint Nextel’s goals to retain Mr. Forsee and to align his interests with those of its shareholders.

In connection with the announcement of the proposed merger with Nextel, our Board of Directors engaged Deloitte Consulting, our compensation consultant at the time, to assist it in developing a proposed compensation package for Mr. Forsee as President and Chief Executive Officer of Sprint Nextel. Deloitte Consulting performed a benchmark analysis of chief executive officer compensation, which included all of the companies in Sprint Nextel’s peer group used for 2006 compensation, plus Cox Communications, SBC Communications and MCI, Inc. Deloitte Consulting concluded that the proposed compensation level for Mr. Forsee was appropriate and reasonable based on the projected size and complexity of Sprint Nextel, Mr. Forsee’s expected responsibilities as President and Chief Executive Officer of the combined company following the merger, and was within the range of competitive practice for similarly situated executives in comparable companies. Deloitte Consulting also concluded that Mr. Forsee’s compensation was appropriate to meet Sprint Nextel’s goals to retain Mr. Forsee and to align his interests with those of its shareholders. Deloitte Consulting’s conclusions took into account that Timothy Donahue would be Sprint Nextel’s Executive Chairman and paid comparably.

Prior to the merger, Mr. Donahue’s employment contract was amended to provide Mr. Donahue with the same base salary and short-term and long-term targeted incentive opportunities following the merger as Mr. Forsee, as contemplated by the terms of the merger agreement. With respect to Mr. Donahue’s compensation, in connection with the Sprint-Nextel merger, Sprint Nextel assumed the obligations of Nextel Communications under the employment contract between Nextel and Mr. Donahue.

4.	Discuss how each compensation element and your decisions regarding that element affected decisions regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. For example, discuss whether or how the amount of base salary that year, the value realized upon vesting that year of previously-awarded restricted stock, or the officer’s exercise that year of in-the-money, previously-awarded stock options affected the committee’s decisions regarding the kind or amount of incentive compensation to be paid to the officer for the year.

COMPANY RESPONSE: In determining the elements of annual compensation, the primary data considered by the HC&CC is the two sets of benchmarking data discussed in our response to Comment 1 above.

Also, as discussed in the Compensation Discussion and Analysis of our 2007 proxy statement, the HC&CC considers the current stock and equity-based award holdings of executive officers as part of its determination of whether equity-based retention awards are necessary or appropriate. The current stock and equity-based award holdings, value received upon vesting of previously-awarded equity-based awards or exercise of in-the-money previously-awarded stock options are reviewed but are not the primary considerations in the assessment and determination of annual compensation for our named executive officers.

We will include additional discussion of the various elements of compensation in the Compensation Discussion and Analysis section of our 2008 proxy statement consistent with the additional information that we have provided above in response to your comment.

Annual Short-Term Incentive Compensation Plan, page 25

5.

On page 26, you state the type of financial and operational objectives the committee established for determining short-term incentive compensation. Please also disclose the objective targets and minimum threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Similarly address the undisclosed objective target and minimum threshold levels in the following subsection regarding long-term incentive compensation and the undisclosed performance objectives in the following subsection regarding the integration overachievement plan.

COMPANY RESPONSE: As discussed in the Compensation Discussion and Analysis section of our 2007 proxy statement, the HC&CC established three financial and operational objectives against which our actual performance was to be compared as a basis for determining the amount of payouts made under the short-term incentive compensation (“STIC”) plan for 2006. The HC&CC established the same performance objectives, weighted in the same manner, for determining the amount of payouts made under the long-term incentive compensation (“LTIC”) plan for 2006. Those objectives and the target and threshold levels were:

	Target	Threshold
Wireless Net Subscriber Additions (amount in thousands)	3,900	3,450

Adjusted OIBDA (dollars in millions)	12,375	12,000

Post-Paid Wireless Churn	2.000%	2.075%

In establishing the Adjusted OIBDA performance objective, we excluded contributions to Adjusted OIBDA from Nextel Partners and the PCS Affiliates acquired in 2006 and impacts to Adjusted OIBDA from the spin-off of Embarq and certain pension and other benefit plan adjustments. As a result, adjusted OIBDA, for purposes of the 2006 STIC and LTIC Plans was $12,043.

The Integration Overachievement Plan covers a two-year performance period beginning January 1, 2006 and ending December 31, 2007. Payments will be based on our actual Adjusted OIBDA margin for 2007 compared to the objective established by the HC&CC, together with the other factors discussed on page 31 of our 2007 proxy statement. Adjusted OIBDA Margin represents Adjusted OIBDA divided by non-equipment revenues. We believe that the performance objective target for our Integration Overachievement Plan should be confidential and would likely cause competitive harm if such figure was publicly available. Although we have provided historical Adjusted OIBDA margin results and provide external guidance to investors on Adjusted OIBDA and total revenue, we do not provide guidance regarding the components of revenue, specifically, service revenue and equipment revenue. If competitors were aware of our targeted margins, it would provide them insight into our business, specifically, our pricing practices. Competitors might use such information to adjust their pricing practices, which could affect our pricing and profitability adversely. The risk of competitive harm to us outweighs the investor’s need to know the information and we have otherwise kept the information confidential.

To the extent, if any, that performance targets are excluded in future filings, we will address the difficulty or how likely it would be to achieve the undisclosed target and threshold levels.

6.	On page 26, you also state that the short-term incentive compensation plan “provided for an individual performance factor that could adjust the final payout between 0 and 120% of the calculated payout based on the individual’s performance.” Describe the individual performance factor that the committee considers in adjusting short-term incentive payouts for each officer; address whether the performance factor differs among the officers, how the factor is determined and measured, whether it is benchmarked, etc. Finally, clarify the extent to which the committee’s application of the factor led to any payout adjustment for last year.

Also, when appropriate, address in other parts of compensation discussion and analysis how individual performance operated as a factor in determining compensation element levels.

COMPANY RESPONSE: For 2006, there were no individual performance adjustments to the STIC plan payouts of any of our named executive officers. If the HC&CC applies discretion and makes individual performance adjustments to future STIC plan payouts of any of our named executive officers, we would disclose the adjustment and the considerations of the HC&CC in making an adjustment, in the Compensation Discussion and Analysis of the applicable proxy statement.

None of our other compensation plans includes terms that permit adjustments to final payouts for individual performance.

7.	Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

COMPANY RESPONSE: Under the terms of our incentive compensation plans, the HC&CC retains the discretion to award compensation absent the attainment of relevant performance objectives and to reduce the size of any award or payout. The HC&CC did not exercise its discretion with respect to payouts to our named executive officers under our 2006 STIC or LTIC plans.

If the HC&CC exercises discretion with respect to future payouts to any of our named executive officers under any incentive plan, we will disclose that discretion has been exercised, and the considerations of the HC&CC in exercising such discretion, in the Compensation Discussion and Analysis of the applicable proxy statement.

8.	To the extent you have available information regarding performance objective targets for the current fiscal year because you already have set the targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

COMPANY RESPONSE: We have disclosed the material changes from the prior fiscal year for the performance objectives under both the 2007 STIC and LTIC plan as well as the weighting for each objective. We respectfully submit that information regarding performance objective targets and thresholds for the current fiscal year need not be disclosed as they do not affect a fair understanding of the named executive officers’ compensation for the last fiscal year.

9.	Describe more specifically the “one or more financial or operational functional objectives that will be aligned with each participant’s function” that you state are objectives for 2007 short-term incentive awards.

COMPANY RESPONSE: As discussed in the Compensation Discussion and Analysis of our 2007 proxy statement, our 2007 STIC plan includes one or more functional objectives for each named executive officer designed to focus his attention on one or more important goals within his respective department.

For our named executive officers, other than Mr. Forsee, a summary of the functional objectives is as follows:

•	Mr. Saleh – improvements in the performance of the finance department, including with respect to work product quality and timeliness;

•	Mr. Kelly – average revenue per user and sales of specific wireless and wireline products and services;

•	Mr. West – the completion of specified development, testing and trial activities related to our next generation broadband network initiative and certain other technology development activities; and

•	Mr. LeFave – the completion of specified activities related to the conversion to a uniform billing platform and to a new financial reporting system.

The functional objective component of Mr. Forsee’s 2007 STIC plan target opportunity is based on the attainment of the functional objectives of the employees who report to him directly, which includes the functional objectives of each of the named executive officers set forth above as well as the objectives related to the functions summarized below:

•	Customer Service – the results of customer care and service and repair satisfaction surveys and the ability of our customer care organization to respond to subscriber inquiries more quickly;

•	Network – the performance of our iDEN network and the deployment of voice and data cell sites on our CDMA network;

•	Sales and Distribution – expense controls;

•

Corporate Communications – promoting awareness of the high-speed performance of our networks, our music content and our next generation broadband network initiative, and implementing modifications for our enterprise intranet site;

•	Corporate Governance and Ethics – improvement in employee survey data related to compliance with our code of conduct;

•	Corporate Strategy – development of specified enterprise plans, improvement in internal communication of our strategy, and performance objectives regarding our MVNO and cable company initiatives;

•	Human Resources – hiring, training and retention in our sales and distribution and customer care organizations;

•	Legal – improvements in the performance of the legal department, including with respect to work product quality and timeliness; and

•	Regulatory and Public Affairs – effectiveness in the federal and state regulatory environments.

The determination of any payout with respect to Mr. Forsee’s functional objective portion of the 2007 STIC plan will be based on the average of the achievement of the functional objectives of each of the major functions described above.

We will include additional discussion regarding the functional objectives under our 2007 STIC plan in the Compensation Discussion and Analysis section of our 2008 proxy statement consistent with the additional information that we have provided above in response to your comment. In addition, if applicable, we will include similar information regarding our 2008 STIC plan.

Change in Control, page 33

10.	We note the various arrangements you have with the named executive officers and various scenarios described in the section starting on page 50 discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

COMPANY RESPONSE: As discussed in the Compensation Discussion and Analysis of our 2007 proxy statement, we provide severance benefits to each of our named executive officers in the event of a qualified termination of employment in connection with a transaction that results in a change in control of Sprint Nextel.

These benefits are designed to increase the willingness of our named executive officers to remain employed with us notwithstanding the uncertainties related to a possible change in control. If a transaction that could result in a change in control was under consideration, we expect that our named executive officers would face uncertainties about how the transaction may affect their continued employment with us, which we believe would distract their attention from their day-to-day responsibilities. In the event of any transaction that would result in a change in control is proposed or under consideration, we believe it is in our shareholders’ best interest if our named executive officers remain employed with us.

These arrangements accomplish this goal by providing each named executive officer with a meaningful severance benefit in the event that a change in control occurs and, within a specified period of time after the change in control, the named executive officers’ employment is involuntarily terminated without “cause” or voluntarily terminated for “good reason” as defined in our response to Comment 12. The “Potential Payments Upon Termination of Employment or Change of Control” section of our 2007 proxy statement sets forth the payments that each of our executive officers would receive in the event of a qualified termination of employment in connection with a transaction that results in a change in control. Any benefit received by an officer under a change-in-control agreement would be reduced to the extent of any severance benefit he may earn under any other applicable program or severance policy, so that there would be no duplication of benefits.

The HC&CC annually reviews a tally sheet for each of our named executive officers, which sets forth, among other components of compensation, the estimated value that each named executive officer would realize upon termination of employment in connection with a change in control. Although the HC&CC considers this information, it does not rely heavily upon it in deciding the elements of annual compensation for our named executive officers. Continued

retention and management objectivity in very limited and unusual circumstances is the primary purpose of these change in control arrangements, and retention and motivation to achieve performance goals in a normal operating environment are the focus in establishing elements of annual compensation.

The terms and payout levels of these arrangements are largely set forth in employment agreements that were negotiated prior to our merger in 2005. Mr. Forsee’s employment agreement dates back to March 2003 and was negotiated in connection with his rejoining the company and assuming the position of chief executive officer. The respective employment agreements of Messrs. Saleh, West and LeFave predate the Sprint-Nextel merger and the obligations under each agreement were assumed by us by operation of law upon consummation of the merger. Mr. Kelly’s employment agreement dates back to August 2001.

We will include additional discussion regarding change in control severance arrangements in the Compensation Discussion and Analysis section of our 2008 proxy statement consistent with the additional information that we have provided above in response to your comment.

Grants of Plan-Based Awards, page 37

11.	You state in note one to the grant of plan-based awards table that “the maximum estimated possible payout assumes a 200% payout for the adjusted OIBDA performance objective and no adjustment for individual performance.” Since you also state that the “plan also provided for an individual performance factor that could adjust the final payout between 0 and 120% of the calculated payout based on performance versus the three objectives,” please factor in the 120% individual performance adjustment in your presentation of the maximum in column (e) for purposes of Item 402(d)(2)(iii) of Regulation S-K and Instruction 2 to Item 402(d).

Provide similar treatment for column (h) regarding the maximum number of estimated future payouts for the long-term incentive compensation plan awards.

COMPANY RESPONSE: To the extent that the final payout is adjustable based on an individual performance factor, we will include the maximum adjustment amount in our presentation of the maximum in columns (e) and (h) of the Grants of Plan-Based Awards Table in the applicable proxy statement.

Potential Payments upon Termination of Employment or Change of Control, page 50

12.	Please summarize the pertinent definitions of “change of control,” “constructive discharge” and “good reason,” among others, so that shareholders may understand when payment provisions will be triggered.

COMPANY RESPONSE: We will provide summaries of the pertinent change of control and termination related definitions utilized in our named executive officers’ employment contracts in our future proxy statements. For purposes of the respective employment agreements between us and each of our named executive officers, and all relevant plan documents, the following are summary definitions for “change of control,” “cause,” “constructive discharge” and “good reason.”

“Change of control” generally means (i) the acquisition by a person or group of 30% or more of Sprint Nextel’s voting stock; (ii) a change in the composition of a majority of our directors; (iii) the consummation of a merger, reorganization, business combination or similar transaction after which Sprint Nextel’s shareholders do not hold more than 50% of the combined entity; the members of Sprint Nextel’s board of directors do not constitute a majority of the directors of the combined entity; or a person or group holds 30% or more of the voting securities of the combined entity; or (iv) the liquidation or dissolution of Sprint Nextel.

We generally have “cause” to terminate involuntarily the employment of a named executive officer where that officer materially breaches his employment agreement, fails to perform his duties, intentionally acts in a manner that is injurious to us or violates our code of conduct.

“Constructive discharge” generally means that without the executive’s prior consent he is removed from his position, certain reductions are made to his base salary or basic bonus amount other than by an across-the-board reduction or he is required to relocate, subject to limited exceptions.

“Good reason” generally means, without the named executive officer’s consent, the occurrence of any of the following: a material breach of his employment agreement by Sprint Nextel; the reduction of an executive’s duties or responsibilities, organizational status, or title; a reduction in salary, except for across-the-board salary reductions; our failure to pay any current compensation due, except pursuant to across-the-board compensation deferral; certain relocations; our failure to continue any compensation plan (or, in some cases, the participation level) that is material to an executive’s total compensation; or our failure to obtain an agreement from a successor to perform the employment agreement.

13.	Consider stating, in a row in the table, each named executive officer’s total compensation following each kind of termination event.

COMPANY RESPONSE: We will consider providing a row tabulating total compensation for each type of termination event in future proxies. For the 2006 proxy, we included payments under our Integration Overachievement Plan in the relevant termination scenarios for December 29, 2006, even though these payments would not have been made for any termination occurring before December 31, 2006. Because we included these additional payments, we did not believe that a total column showing payout as of December 29, 2006 was appropriate.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please contact Richard A. Montfort, Assistant Secretary, at (703) 433-4198 in connection with questions or comments concerning the above responses. In addition, we would appreciate it if future comment letters are addressed to my attention with a copy sent to me via facsimile at (703) 433-4846. Thank you for your attention to this matter.

Very truly yours,

/s/ Leonard J. Kennedy
Leonard J. Kennedy, Esq.
General Counsel